COMMERCIAL VEHICLE GROUP, INC.
7800 Walton Parkway
New Albany, Ohio 43054
February 2, 2010
VIA EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Tarik Gause

Re:	COMMERCIAL VEHICLE GROUP, INC. (the “Company”) Registration Statement on Form S-3 (SEC File No. 333-163276) Originally Filed November 20, 2009
Ladies and Gentlemen:
     The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (SEC File No. 333-163276), as amended, to 4:00 p.m., Eastern time, on February 4, 2010 or as soon thereafter as possible. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call Elisabeth M. Martin of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-3055 as soon as the Registration Statement has been declared effective.

Very truly yours,

COMMERCIAL VEHICLE GROUP, INC.

By:	/s/ Mervin Dunn

Name:	Mervin Dunn
Its:	President and Chief Executive Officer